Exhibit 99.1

Waterdrop Inc. Announces First Quarter 2026 Unaudited Financial Results

BEIJING, June 16, 2026 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare services with a positive social impact, today announced its unaudited financial results for the three months ended March 31, 2026.

Financial and Operational Highlights for the First Quarter of 2026

•	Strong Core Business Growth: Net operating revenue for the first quarter rose to RMB1,242.2 million (US$180.1 million), representing a 64.8% year-over-year increase. Insurance-related income for the quarter reached RMB1,145.8 million (US$166.1 million), up 74.1% from the same period in 2025.

•	Year-Over-Year Operating Profit Improvement: In the first quarter of 2026, operating profit was RMB80.0 million (US$11.6 million), representing a 5.3% year-over-year increase.

•	Expanded Scale of Medical Crowdfunding: As of March 31, 2026, around 494 million people have cumulatively donated an aggregate of RMB73.5 billion to 3.75 million patients through Waterdrop Medical Crowdfunding.

•	Continued Expansion in Patient Enrollment: As of March 31, 2026, the Company had cumulatively enrolled 15,512 patients into 1,718 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, "2026 marks Waterdrop's tenth anniversary. We opened the year with a solid first-quarter result, underpinned by rapid top-line growth.

For our insurance business, we deepened R&D investment to strengthen our traffic infrastructure and user acquisition capabilities. Insurance-related income rose 74.1% year-over-year. On the product side, we aim to bring insurance within reach for more people through inclusive underwriting and affordable pricing. Premiums for pre-existing condition insurance increased 24.3% year-over-year. We also launched 'Shouhu Ruchu,' a competitively priced cancer plan with metastasis coverage and optional recurrence benefits.

Our AI deployment continued to enhance operational efficiency. First-year premiums facilitated by our user-facing 'AI Insurance Expert' increased by 17.7% quarter-over-quarter. Our KEYI.AI underwriting assistant has processed more than 10,000 inquiries to date. To further empower our consultants, we launched 'Claw Copilot,' an application built into our CRM system that integrates KEYI.AI, product knowledge base, and a suite of additional AI tools to provide real-time support during customer interactions.

During this quarter, we upgraded our AI-assisted risk screening framework for Waterdrop Medical Crowdfunding, improving the speed and consistency of campaign intake and initial screening. We also streamlined localized risk operations by integrating multilingual risk specialists and culturally attuned review workflows, while maintaining strict compliance.

In our digital clinical trial business, the E-Find platform leverages proprietary patented technology to match and recommend patients for innovative drug clinical trials based on structured medical records. In the first quarter, we partnered with 243 pharmaceutical companies and contract research organizations and enrolled 957 patients. Revenue from digital clinical trial solutions was approximately RMB24.2 million, up 5.4% year-over-year.

As part of our ongoing shareholder return program, as of May 31, 2026, we had repurchased approximately 61.8 million ADSs for about US$120.1 million, and recently paid a cash dividend of approximately US$10.8 million.

As we look to the future, we remain dedicated to the enduring purpose that has shaped our journey since day one. In 2026, we aim to move faster toward becoming an AI-native company to strengthen execution and support durable value for our users and shareholders."

Financial Results for the First Quarter of 2026

Operating revenue, net

Net operating revenue for the first quarter of 2026 reached RMB1,242.2 million (US$180.1 million), which represents an increase of 64.8% year-over-year from RMB753.7 million for the same period of 2025. On a quarter-over-quarter basis, net operating revenue decreased by 12.0%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing analytics and intelligent recommendation service, risk assessment technical service, customer relationship management (“CRM”) system-based technical services and marketing services to insurance companies, insurance brokers, and agency companies. Reinforced by cumulative big data, we provide risk assessment technical services through algorithm-driven verification system assessing risk by analyzing user profiles and medical history, tagging risk levels for hierarchical management that help insurers refine their risk analysis capabilities since 2025. We leverage multi-dimensional consumer insights to deliver analytics and intelligent recommendation services, enabling policyholders to be matched with more suitable products and improving sales efficiency. Our insurance-related income amounted to RMB1,145.8 million (US$166.1 million) in the first quarter of 2026, representing an increase of 74.1% year-over-year from RMB658.0 million for the first quarter of 2025, which was mainly due to the increase in technical service income. Our technical service income amounted to RMB421.0 million (US$61.0 million) in the first quarter of 2026, compared with RMB9.4 million for the same quarter of 2025. On a quarter-over-quarter basis, insurance-related income decreased by 12.6%, due to the decrease in technical service income.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the "medical crowdfunding services"). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the first quarter of 2026, we generated RMB60.7 million (US$8.8 million) in service fees, representing a decrease of 9.5% from RMB67.1 million for the first quarter of 2025. On a quarter-over-quarter basis, crowdfunding service fees slightly decreased by 1.1%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the first quarter of 2026, our digital clinical trial solution income amounted to RMB24.2 million (US$3.5 million), representing an increase of 5.4% from RMB23.0 million in the same period of 2025. On a quarter-over-quarter basis, digital clinical trial solution income decreased by 32.2%.

Operating costs and expenses

Operating costs and expenses increased by 71.5% year-over-year to RMB1,162.3 million (US$168.5 million) for the first quarter of 2026. On a quarter-over-quarter basis, operating costs and expenses decreased by 12.4%.

•	Operating costs increased by 30.1% year-over-year to RMB486.8 million (US$70.6 million) for the first quarter of 2026, as compared with RMB374.2 million for the first quarter of 2025, which was primarily driven by (i) an increase of RMB53.9 million in costs of referral and service fees, (ii) an increase of RMB38.9 million in the costs for short message service (SMS) costs for new user onboarding and authentication processes; and (iii) an increase of RMB7.3 million in personnel costs. On a quarter-over-quarter basis, operating costs decreased by 28.1% from RMB677.3 million, primarily due to (i) a decrease of RMB201.9 million in costs of referral and service fees, partially offset by (ii) an increase of RMB12.3 million in the costs for SMS.

•	Sales and marketing expenses increased by 213.8% year-over-year to RMB541.1 million (US$78.4 million) for the first quarter of 2026, as compared with RMB172.4 million for the same quarter of 2025. The increase was primarily due to an increase of RMB361.4 million in marketing expenses for third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses increased by 6.8% from RMB506.8 million, primarily due to an increase of RMB29.4 million in marketing expenses for third-party traffic channels.

•	General and administrative expenses decreased by 4.3% year-over-year to RMB71.7 million (US$10.4 million) for the first quarter of 2026, as compared with RMB74.9 million for the same quarter of 2025. On a quarter-over-quarter basis, general and administrative expenses decreased by 7.0% from RMB77.1 million, due to a decrease of RMB6.5 million in professional service fees.

•	Research and development expenses increased by 11.5% year-over-year to RMB62.7 million (US$9.1 million) for the first quarter of 2026, as compared with RMB56.2 million for the same period of 2025, which was primarily driven by an increase of RMB6.7 million in cloud server fees and other IT support expenses. On a quarter-over-quarter basis, research and development expenses decreased by 5.2% from RMB66.2 million. The decrease was primarily due to (i) a decrease of RMB4.3 million in personnel costs and share-based compensation expenses, partially offset by (ii) an increase of RMB1.2 million in cloud server fees and other IT support expenses.

Operating profit for the first quarter of 2026 was RMB80.0 million (US$11.6 million), as compared with RMB75.9 million for the first quarter of 2025 and RMB83.9 million for the fourth quarter of 2025.

Interest income for the first quarter of 2026 was RMB29.1 million (US$4.2 million), as compared with RMB33.8 million for the first quarter of 2025 and RMB34.8 million for the fourth quarter of 2025.

Income tax expense for the first quarter of 2026 was RMB6.8 million (US$1.0 million), as compared with income tax expense of RMB13.3 million for the first quarter of 2025 and income tax benefit of RMB41.7 million for the fourth quarter of 2025.

Net profit attributable to the Company's ordinary shareholders for the first quarter of 2026 was RMB98.4 million (US$14.3 million), as compared with RMB108.2 million for the same period of 2025, and RMB162.1 million for the fourth quarter of 2025.

Adjusted net profit attributable to the Company's ordinary shareholders (non-GAAP1) for the first quarter of 2026 was RMB106.3 million (US$15.4 million), as compared with RMB130.0 million for the same period of 2025 and RMB170.2 million for the fourth quarter of 2025.

Cash position2

As of March 31, 2026, cash position of the Company was RMB2,880.7 million (US$417.6 million), as compared with RMB3,249.0 million as of December 31, 2025.

[1]	See the sections entitled "Non-GAAP Financial Measure" and "Reconciliations of GAAP and Non-GAAP Results" for more information about the non-GAAP measures referred to in this announcement.
[2]	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023, September 2024, and September 2025, respectively, we had cumulatively repurchased approximately 61.8 million ADSs from the open market with cash for a total consideration of approximately US$120.1 million as of May 31, 2026.

Supplemental Information

We organize and report our business in the following operating segments:

•Insurance, which mainly includes insurance brokerage service and technical service;

•Crowdfunding, which mainly includes crowdfunding service; and

•Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The table below sets forth the segment operating results, with three-month ended March 31, 2026.

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance	657,988	1,310,357	1,145,790	166,105
Crowdfunding	67,131	61,429	60,729	8,804
Others	28,575	39,462	35,729	5,179
Total consolidated operating revenue, net	753,694	1,411,248	1,242,248	180,088
Operating costs and expenses
Insurance	(506,575)	(1,164,229)	(992,834)	(143,931)
Crowdfunding	(97,299)	(96,722)	(96,786)	(14,031)
Others	(54,000)	(58,252)	(64,721)	(9,383)
Operating profit/(loss)
Insurance	151,413	146,128	152,956	22,174
Crowdfunding	(30,168)	(35,293)	(36,057)	(5,227)
Others	(25,425)	(18,790)	(28,992)	(4,204)
Total segment operating profit	95,820	92,045	87,907	12,743
Unallocated items*	(19,927)	(8,181)	(7,954)	(1,152)
Total consolidated operating profit	75,893	83,864	79,953	11,591
Total other income	41,690	36,538	27,258	3,952
Consolidated profit before income tax, and share of results of equity method investee	117,583	120,402	107,211	15,543

*	The share-based compensation represents unallocated items in the segment information because our management does not consider this as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company's operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on the non-GAAP financial measure, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on June 16, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	4749778
English Interpretation Line (Listen-only Mode) Entry Number:	1011277

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through June 23, 2026 by dialing the following numbers:

United States Toll Free:	1-855-669-9658
International:	1-412-317-0088
Chinese Line Access Code:	8479769
English Interpretation Line Access Code:	6416967

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare services to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	483,003	751,940	109,008
Restricted cash	648,450	935,432	135,609
Short-term investments	530,668	143,805	20,847
Accounts receivable, net	1,260,464	1,821,836	264,111
Current contract assets	806,916	879,145	127,449
Amount due from related parties	209	280	41
Prepaid expense and other assets	251,084	294,031	42,628
Total current assets	3,980,794	4,826,469	699,693
Non-current assets
Non-current contract assets	295,516	323,671	46,922
Property, equipment and software, net	255,698	253,567	36,759
Intangible assets, net	177,140	179,182	25,976
Long-term investments	2,284,102	2,076,805	301,073
Right of use assets, net	23,955	21,448	3,109
Deferred tax assets	2,870	578	84
Goodwill	80,751	80,751	11,706
Total non-current assets	3,120,032	2,936,002	425,629
Total assets	7,100,826	7,762,471	1,125,322

Liabilities and Shareholders' Equity
Current liabilities
Amount due to related parties	9,324	9,914	1,437
Insurance premium payables	684,800	1,009,041	146,280
Accrued expenses and other current liabilities	1,140,448	1,173,724	170,154
Short-term loans	47,000	274,675	39,820
Current lease liabilities	10,888	9,746	1,413
Total current liabilities	1,892,460	2,477,100	359,104
Non-current liabilities
Non-current lease liabilities	12,640	11,034	1,600
Deferred tax liabilities	43,798	48,522	7,034
Total non-current liabilities	56,438	59,556	8,634
Total liabilities	1,948,898	2,536,656	367,738

Shareholders' equity
Class A ordinary shares	116	116	17
Class B ordinary shares	27	27	4
Treasury stock	(16)	(17)	(2)
Additional paid-in capital	6,733,696	6,640,030	962,602
Accumulated other comprehensive income	43,622	3,373	489
Accumulated deficit	(1,625,517)	(1,527,145)	(221,390)
Non-controlling interests	-	109,431	15,864
Total shareholders' equity	5,151,928	5,225,815	757,584
Total liabilities and shareholders' equity	7,100,826	7,762,471	1,125,322

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	USD
Operating revenue, net	753,694	1,411,248	1,242,248	180,088
Operating costs and expenses(i)
Operating costs	(374,218)	(677,337)	(486,812)	(70,573)
Sales and marketing expenses	(172,396)	(506,786)	(541,052)	(78,436)
General and administrative expenses	(74,943)	(77,094)	(71,701)	(10,394)
Research and development expenses	(56,244)	(66,167)	(62,730)	(9,094)
Total operating costs and expenses	(677,801)	(1,327,384)	(1,162,295)	(168,497)
Operating profit	75,893	83,864	79,953	11,591
Other income
Interest income	33,814	34,812	29,088	4,217
Foreign currency exchange (loss)/gain	(2,103)	111	22	3
Others, net	9,979	1,615	(1,852)	(268)
Profit before income tax, and share of results of equity method investee	117,583	120,402	107,211	15,543
Income tax (expense)/ benefit	(13,328)	41,714	(6,785)	(984)
Share of results of equity method investee	-	-	(2,155)	(312)
Net profit	104,255	162,116	98,271	14,247
Net loss attributable to non-controlling interests shareholders	(3,940)	-	(101)	(15)
Net profit attributable to ordinary shareholders	108,195	162,116	98,372	14,262
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(14,056)	(44,224)	(34,915)	(5,062)
Unrealized gain/ (loss) on available for sale investments, net of tax	17,612	(17,530)	(5,334)	(773)
Total comprehensive income	107,811	100,362	58,022	8,412
Total comprehensive loss attributable to non-controlling interests shareholders	(3,940)	-	(101)	(15)
Total comprehensive income attributable to ordinary shareholders	111,751	100,362	58,123	8,427
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,620,380,862	3,612,924,848	3,597,746,765	3,597,746,765
Diluted	3,711,999,000	3,706,306,921	3,689,297,909	3,689,297,909
Net profit per share attributable to ordinary shareholders
Basic	0.03	0.04	0.03	0.00
Diluted	0.03	0.04	0.03	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	USD
Sales and marketing expenses	(1,899)	(1,134)	(1,108)	(160)
General and administrative expenses	(15,527)	(6,531)	(6,134)	(889)
Research and development expenses	(2,501)	(516)	(712)	(103)
Total	(19,927)	(8,181)	(7,954)	(1,152)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	USD
Net profit attributable to the Company's ordinary shareholders	108,195	162,116	98,372	14,262
Add:
Share-based compensation expense attributable to the Company's ordinary shareholders	19,750	8,181	7,954	1,152
Foreign currency exchange loss/(gain)	2,103	(111)	(22)	(3)
Adjusted net profit attributable to the Company's ordinary shareholders	130,048	170,186	106,304	15,411